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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67922

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018** AND ENDING **12/31/2018**

         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kershner Securities, LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

1825-B Kramer Lane, Suite 200

(No. and Street)

Austin	**Texas**	**78758**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon B . Sanderson   512.439.8140

                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC

(Name – *if individual, state last, first, middle name*)

5910 Courtyard Drive #230	**Austin**	**Texas**	**78731**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jon B. Sanderson_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Kershner Securities, LLC_____ , as

of __December 31_____ , 20 __18____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

The sole customer of Kershner Securities, LLC is Kershner Trading Americas, LLC, a wholly owned subsidiary of Kershner Trading Group, LLC.



_____
Signature

Chief Financial Officer
_____
Title


_____
Notary Public


VERA S. GEBERT
Notary Public, State of Texas
Comm. Expires 10-23-2022
Notary ID 2904744

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Kershner Securities, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)

Financial Statements and Supplemental Schedules
With Report of Independent Registered Public Accounting Firm

December 31, 2018

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Index to Financial Statements and Supplemental Schedules
December 31, 2018



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Kershner Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kershner Securities, LLC , a Wholly Owned Subsidiary of Kershner Trading Group. LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kershner Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kershner Securities, LLC 's management. Our responsibility is to express an opinion on Kershner Securities, LLC 's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Kershner Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possessions or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Kershner Securities, LLC 's financial statements. The supplemental information is the responsibility of Kershner Securities, LLC 's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Kershner Securities, LLC 's auditor since 2018.

Austin, Texas
February 25, 2019

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Statement of Financial Condition

December 31, 2018

Assets

Cash and cash equivalents	$	455,890
Receivable from clearing organization		856,163
Receivable from related entities		4,890,400
Total assets	$	6,202,453

Liabilities and member's equity

Accounts payable	$	6,911
Other accrued expenses		154,445
Payable to related entities		116,639
Total liabilities		277,995
Member's equity		5,924,458
Total liabilities and member's equity	$	6,202,453

The accompanying "Notes to the Financial Statements" are an integral part of these financial statements.

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Statement of Operations
Year Ended December 31, 2018

Revenue		
Brokerage commissions		7,903,556
Related parties equities commissions	$	4,165,945
Total Revenue		12,069,501
Expenses:		
Related party labor allocation		238,503
Commisions and clearing fees		6,092,170
Related party communications allocation		9,222
Related party occupancy allocation		47,179
Regulatory fees and expenses		33,369
Other expenses		24,772
Total expenses		6,445,215
Income before income tax expense		5,624,286
Franchise taxes		119,160
Net income	$	5,505,126

The accompanying "Notes to the Financial Statements" are an integral part of these financial statements.

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Statement of Changes in Member's Equity
Year Ended December 31, 2018

Balance at December 31, 2017	$	6,406,017
Capital distributions		(5,986,685)
Net income		5,505,126
Balance at December 31, 2018	$	5,924,458

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities:		
Net income	$	5,505,126
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Receivable from clearing organization		174,263
Receivable from related entities		894,580
Accounts payable		(2,329)
Other accrued expenses		(167,013)
Payable to related entities		35,915
Net cash provided by operating activities		6,440,542
Cash flows from investing activities:		
Net cash used in investing activities		-
Cash flows from financing activities:		
Capital distributions		(5,986,685)
Net cash used in financing activities		(5,986,685)
Net change in cash and cash equivalents		453,857
Cash and cash equivalents at beginning of year		2,033
Cash and cash equivalents at end of year	$	455,890
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	-
Franchise taxes	$	119,160

The accompanying "Notes to the Financial Statements" are an integral part of these financial statements.

5

Note 1 - Nature of Business

Kershner Securities, LLC (the "Company"), was organized as a Delaware Limited Liability Company on February 22, 2008. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's sole member is Kershner Trading Group, LLC, ("KTG", the "Parent", or the "Member").

The Company operates under the provisions of Paragraph k(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer, Goldman Sachs Execution & Clearing, L.P. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Under these exempt provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Substantially all of the Company's revenues are derived from commission income from a related entity (see Note 6).

Note 2 - Liquidity and Capital Resources

At December 31, 2018, the Company had cash and cash equivalents and liquid receivables from its clearing organization of approximately $856,000 on a consolidated basis. Management expects the Company to have sufficient cash and cash equivalents and trading margin to fund its operating and capital needs for the twelve months following the issuance of this report.

In the event additional cash is required to support operations, the Andrew S. Kershner Trust, KTG's majority owner, has also committed to fund KTG. The Company's management believes that it can operate within its business plan over the next twelve months, will be successful in maintaining sufficient working capital, and will manage operations commensurate with its level of working capital.

Note 3 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's critical accounting estimates affecting the financial statements include the allocation of income and expenses with affiliated entities.

Cash Equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Revenue
Purchases and sales of securities, and commission revenue and expense, are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Significant Judgments
Revenue includes brokerage commissions and related party equities commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events .

Brokerage Commissions

The Company serves as an introducing broker-dealer and will charges a commission for the purchases and sales transactions of customers. Commissions and related clearing expenses are recorded on the trade date (the date that the trade order is filled with a counterparty and confirmed with the customer.) The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and/or purchaser are identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Related Party Equities Commissions

The Company serves as an introducing broker-dealer and will charges a commission for the purchases and sales transactions of a related party customer. Equities commissions and related clearing expenses are recorded on the trade date (the date that the trade order is filled with a counterparty and confirmed with the related party customer.) The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and/or purchaser are identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Financial Instruments and Credit Risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and receivables from the clearing organization. The Company did not have cash balances in excess of federally insured limits as of December 31, 2018. Receivables from the clearing organization represent cash deposited and commissions receivable from the organization, $500,000 of which are insured from theft by the Securities Investor Protection Corporation.

Income Taxes
The Company will be taxed at the member level rather than at the corporate level for federal income tax purposes. The Company is liable for a pro rata allocation of the Texas margin tax, which is filed with the Parent. The Company has recorded $119,160 of Texas margin tax expense for the year ended December 31, 2018.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a positions are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any. There are no uncertain tax positions as of December 31, 2018.

Fair Value of Financial Instruments
The carrying amount of cash and cash equivalents, receivable from clearing organization, accounts payable and accrued expenses approximated fair market value at December 31, 2018 due to their relatively short maturities and prevailing market terms.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Date of Management's Review
Management has evaluated the financial statements for subsequent events through the date of the report of independent registered public accounting firm, the date the financial statements were available to be issued. Subsequent to the year end, the Company made capital distributions to the Parent totaling $2,245,000.

Recent Accounting Pronouncements

Revenue recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based U.S. GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard of January 1, 2018 using the modified retrospective approach, which requires the Company to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2018 and (ii) all existing revenue contacts as of January 1, 2018 through a cumulative adjustment to equity. In accordance with this approach, our revenues for periods prior to January 1, 2018 will not be revised. The core principle in the new guidance is that accompany should recognize revenue in a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, companies will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contact; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract. We do not anticipate that there will be material differences in the amount or timing of revenues recognized following the new standard's adoption date. Although total revenues may not be materially impacted by the new guidance, we do anticipate significant

changes to our disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the significant judgments used in evaluating when and how revenue is (or will be) recognized and data related to contract assets and liabilities.

Note 4 - Member's Equity

The Company has one class of membership interest and the sole member of the Company is Kershner Trading Group, LLC.

The Member makes capital contributions to the Company as it may determine from time to time. No interest accrues on such contributions and the Member does not have the right to withdraw, or be repaid on its contributions, except as provided in the LLC Agreement.

Capital account withdrawals and distributions are made in accordance with the LLC Agreement. Capital distributions to its Member can be made under a capital distribution policy approved by the Member.

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2018, the Company had net capital of $1,021,058 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.27 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company is exempt from the customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of the Rule.

Note 6 - Related Party Transactions

The Company has an Expense Sharing Agreement ("Sharing Agreement") with its Parent. The Sharing Agreement provides for the pro rata sharing of office space, office equipment and the expenses of certain administrative and other personnel and ancillary services. The parties have agreed to share the fees and costs as follows: (a) premises and property are allocated based on the square footage occupied by each party; (b) personnel-related expenses are shared in proportion to the allocation of time spent with each entity by such personnel; and (c) certain outside services are shared in proportion to use or incurrence of the same by each party. The Parent invoices the Company for those expenses monthly. The Company incurred $296,094 of expense under this agreement for the year ended December 31, 2018, of which $100,639 was payable at December 31, 2018.

The Company entered into a Technology Services Agreement ("Technology Agreement") to outsource all of its technology needs to Kershner Technology and Innovation, which is wholly owned by the Parent. The Technology Agreement provides for a monthly fixed fee of $1,000 and $16,000 was payable at December 31, 2018.

The Company executed an agreement to provide electronic trading services to Kershner Trading Americas ("Americas"), which is wholly owned by the Parent. The trading service provides Americas with the right to use the software, equipment, telecommunications and connectivity resources of the Company to enter and route

orders and execute securities and futures transactions. In exchange for the provision of trading services (pursuant to the agreement) the Company charges monthly fees on a per share basis which are invoiced at month end. The Company earned $4,165.944 under this agreement for the year ended December 31, 2018, of which $4,890,400 was receivable at December 31, 2018. Additionally, the Company earned $7,903,556 in commission income directly through transactions processed at the clearing broker during 2018 resulting from trading activity of Americas. The balance of the payment to be received from Americas is charged via the invoicing process outlined previously.

Note 7 - Employee Benefit Plans

The Parent sponsors a 401(k) Plan (the "Plan") for the benefit of all eligible employees of the Company. To be eligible, the employees must have reached the age of 21. Participants may elect to defer up to the maximum allowable amount by law to the Plan. During the year ended December 31, 2018, the Company made matching contributions on employee deferrals of up to 4% of employee compensation. Matching contributions made by the Company were approximately $160,311 in 2018 and is included in the labor allocation in the Statement of Operations.

Note 8 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2018, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company is required to have an account at the clearing broker that shall at all times contain cash, securities, or a combination of both, having a market value of $500,000 reflecting the combined total of the Minimum Equity Requirement of $400,000 and the Clearing Deposit of $100,000. These amounts are included within receivables from clearing organizations on the statement of financial condition.

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management

The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018

SCHEDULE I

Net capital:		
Total member's equity	$	5,924,458
Less:		
Receivable from related entities		4,890,400
Net capital before haircuts on securities positions		1,034,058
Haircuts on securities positions		13,000
Net capital	$	1,021,058
Aggregate indebtedness:		
Total liabilities	$	277,995
Total aggregate indebtedness	$	277,995
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000)	$	100,000
Net capital in excess of minimum requirement	$	921,058
Ratio: Aggregate indebtedness to net capital		0.27 to 1

`

Rule 15c3-1 as of December 31, 2018 as filed by Kershner Securities, LLC on Form X-17A-5.
Accordingly, no reconciliation is deemed necessary.

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule. The company does not hold funds or securities for or owe money or securities to, customers.

Schedule III

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(k) of the Rule. The Company did not maintain possession or control of any customer funds or securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Kershner Securities, LLC :

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2018, in which (1) Kershner Securities, LLC, a Wholly Owned Subsidiary of Kershner Trading Group. LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kershner Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Kershner Securities, LLC stated that Kershner Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception Kershner Securities, LLC 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kershner Securities, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 25, 2019



KERSHNER
SECURITIES, LLC

February 25, 2019

RE: Exemption Report—SEC Rule 17a-5(d)(4)

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Kershner Securities, LLC (the "Company") is a broker/dealer registered with the SEC and FINRA.

- Kershner Securities, LLC claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2018.

- Kershner Securities, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining there to pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Kershner Securities, LLC has met the identified exemption provisions throughout the most recent fiscal year without exception.

- Kershner Securities, LLC has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2018.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signed:

Jon B. Sanderson
Chief Financial Officer



REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholder of
Kershner Securities, LLC :

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Kershner Securities, LLC, a Wholly Owned Subsidiary of Kershner Trading Group. LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Kershner Securities, LLC for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Kershner Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Kershner Securities, LLC's management is responsible for Kershner Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 25, 2019

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1 Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5

```
12*12*******2488***************MIXED AADC 220
67922   FINRA   DEC
KERSHNER SECURITIES LLC
1825 KRAMER LN STE B200 STE
AUSTIN, TX 78758-4281
```

Note. If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form

Jon Sanderson 512.439.8140

2 A   General Assessment (item 2e from page 2) .... $ __9,312__

   B   Less payment made with SIPC-6 filed (exclude interest) .... (__4,809__)

      07/25/2018
      Date Paid

   C   Less prior overpayment applied .... (_____)

   D.   Assessment balance due or (overpayment) .... __4,503__

   E.   Interest computed on late payment (see instruction E) for _____ days at 20% per annum _____

   F.   Total assessment balance and interest due (or overpayment carried forward) ... $ __4,503__

   G.   **PAYMENT: √ the box**
      Check mailed to P.O. Box ☒   Funds Wired ⌐   ACH ⌐
      Total (must be same as F above) .... $ __4,503__

   H.   Overpayment carried forward .... $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.



Kershner Securities, LLC

CFO

Dated the **20th** day of **February** , 20 **19** .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

	Eliminate cents
Item No.	
2a. Total revenue (FOCUS Line 12 Part IIA Line 9 Code 4030)	$ 12,081,852
2b. Additions	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	
(7) Net loss from securities in investment accounts	
Total additions	0
2c. Deductions	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions	
(3) Commissions floor brokerage and clearance paid to other SIPC members in connection with securities transactions	5,873,931
(4) Reimbursements for postage in connection with proxy solicitation	
(5) Net gain from securities in investment accounts	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)	
(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C)	
(Deductions in excess of $100,000 require documentation)	

(9) (i) Total interest and dividend expense (FOCUS Line 22 PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income	$	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960)	$	
Enter the greater of line (i) or (ii)		
Total deductions		5,873,931

2d. SIPC Net Operating Revenues	$ 6,207,921
2e. General Assessment @ 0015	$ 9,312
	(to page 1 line 2.A)

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